EXHIBIT 99.1

American Lithium Receives First of 3 Drill Permits to Commence Additional Development and Discovery Drilling at and around Falchani Peru

Drilling to Start Immediately

VANCOUVER, British Columbia, May 08, 2023 (GLOBE NEWSWIRE) -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | Nasdaq:AMLI | Frankfurt:5LA1) is pleased to announce receipt of the first of three permits from Peruvian authorities for drilling near Quelcaya, 5-6 kms west of the Company’s Falchani deposit, and drilling will start immediately.

Simon Clarke, CEO of American Lithium states, “This is a very significant development for the Company which validates recent supportive comments from the new government in Peru and enables us to target the discovery of new lithium mineralization on some of the best previously identified targets on the Macusani Plateau. With momentum building, the Company continues to advance its projects in Peru and Nevada with PFS work being fast-tracked on both of our large-scale lithium projects.”

This is a major development for the Company as it represents the successful conclusion of the Company’s permit application process to secure this drill permit which now enables the Company to drill test several new, high priority lithium targets. It also provides validation of recent comments from the new government in Peru that the mining sector is now working “as normal” again and supporting the development of our lithium projects and the industrialization of lithium as a new mineral in Peru.

Given these recent developments, we also anticipate final permits being approved shortly for expansion and infill drilling at both the Falchani lithium deposit and at the Macusani uranium project. The Company has four diamond drills on site at Falchani where drilling related to the ongoing environmental impact assessment (“EIA”) commenced in 2022 and is well advanced. The current intention is to complete drilling at both Falchani and Quelcaya prior to commencing drilling at Macusani, likely following completion of the intended spin out of this Project into its own listed vehicle, as previously announced.

Highlights:

  Quelcaya discovery and exploration permit received from MINEM; community access agreements and other permits already in place; drilling to start immediately on priority targets;
  Final Falchani expansion and infill drill permit expected within the next few weeks;
  Up to 8,000 m of diamond drilling (40 drill holes) planned, including:
    Discovery / exploration diamond drilling at Quelcaya on 3 key target areas 5-6 km west of the Falchani resource area; recent field work located outcrop grab samples1 of up to 3,272 ppm Li;
    Deposit extension drilling on the Falchani deposit, focused west of Tres Hermanas and to the northwest of resource footprint on previously untested ground; and
    In-fill drilling within the Falchani resource area for resource reclassification and expansion of the large, indicated and inferred mineral resource to measured and indicated.
  Pre-feasibility Study (“PFS”) work is well underway on Falchani with completion targeted for late 2023 / early 2024, including an update to existing PEA by mid 2023 which will include:
    Cesium and potassium by-products which are not currently included;
    Updated long term LCE pricing from original outdated $12,000/t to $20,000/t; and
    Updated mineral resource estimate from current drill program.

Notes
1 Grab samples are selective, and the selected nature of such sampling does not necessarily reflect potential lithium contents expected from future drill testing, however, they do indicate the presence of lithium mineralization and mineralizing systems in the surface rocks collected.

Market Awareness Program
The Company also announces that it has entered into an agreement (the “Agreement”) with New Era Publishing Inc., of Vancouver, British Columbia, to provide marketing services including content creation and distribution and market awareness and educational campaigns as featured on its channels including www.katusaresearch.com

The Agreement contemplates a four-month timeframe, with New Era providing services through August 31, 2023, with a total budget of US$1,000,000. Prior to the commencement of services, New Era will receive an advance deposit of US$250,000 to secure appropriate space for the campaign, with a further US$250,000 to be paid to commence creative development and the balance of US$500,000 to be paid to commence the outbound campaign.

New Era has advised that it does not have any equity interest in the securities of the Company, or any right to acquire such an interest and is at arm’s length to the Company. New Era will provide the Company with an opportunity to review all content describing the Company with an opportunity to review all content describing the Company generated by New Era prior to its publication and New Era will not publish or distribute any content without the prior approval of the Company.

The Company has elected not to proceed with the engagement of Promethean Marketing Inc. previously announced in the news release issued by the Company on November 2, 2022.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium is actively engaged in the development of large-scale lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada, as well as continuing to advance its Falchani lithium and Macusani uranium development-stage projects in southeastern Peru. All three projects, TLC, Falchani and Macusani have been through robust preliminary economic assessments, exhibit strong significant expansion potential and enjoy strong community support. Pre-feasibility work has now commenced at TLC and Falchani.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the ability to appeal the judicial ruling, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for the American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; the judicial appeal process in Peru, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 28, 2022, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 169 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to 32 of the concessions invalid due to late receipt of the annual validity payments. In November 2019, Macusani applied for injunctive relief on 32 concessions in a Court in Lima, Peru and was successful in obtaining such an injunction on 17 of the concessions including three of the four concessions included in the Macusani Uranium Project PEA. The grant of the Precautionary Measure (Medida Cautelar) has restored the title, rights and validity of those 17 concessions to Macusani until a final decision is obtained at the last stage of the judicial process. A Precautionary Measure application was made at the same time for the remaining 15 concessions and was ultimately granted by a Court in Lima, Peru on March 2, 2021 which has also restored the title, rights and validity of those 15 remaining concessions to Macusani, with the result being that all 32 concessions are now protected by Precautionary Measure (Medida Cautelar) until a final decision on this matter is obtained at the last stage of the judicial process. The favourable judge’s ruling confirming title to all 32 concessions from November 3, 2021 represents the final stage of the current judicial process. However, this ruling has recently been appealed by MINEM and INGEMMET. American Lithium has no assurance that the outcome of these appeals will be in the Company’s favour.